Exhibit 99.1

Nano Dimension and Accellta Joined Forces to Successfully BioPrint Stem Cell-Derived Tissues

By Combining high speed, high precision inkjet with massive stem cell production and differentiation technologies the companies plan to enable high volume advanced 3D bioprinting

Ness Ziona, Israel May 25, 2016 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D Printed Electronics, today announced it has successfully lab-tested a proof of concept 3D Bioprinter for stem cells. The trial was conducted in collaboration with Accellta Ltd., a company headquartered in Haifa, Israel, that has developed proprietary technologies for the unique production of high quality media, stem cells, progenitors and differentiated cells for drug discovery, regenerative medicine and research.

The feasibility study, conducted in Q2 2016, confirmed that the combined know-how and technologies of the companies enabled printing of viable stem cells using an adapted 3D printer.

“3D printing of living cells is a technology that is already playing a significant role in medical research, but in order to reach its full potential, for the field to evolve further, there is a need to improve printing speeds, print resolution, cell control and viability as well as cell availability and bio-ink technologies,” said Amit Dror, CEO of Nano Dimension. “By combining our high speed, high precision inkjet capabilities with Accellta’s stem cell suspension technologies and induced differentiation capabilities led by a world-renown group of experienced engineers and scientists, we can enable 3D printing at high resolution and high volumes.”

The companies will consider the formation of a new entity for these future solutions and do not intend to invest significant capital directly to expand this activity. Such funds would be raised by and for the use of the joint entity.

3D bioprinting enabled by the two companies’ technologies, means that Nano Dimension and Accellta have the potential to accelerate high fidelity and high viability manufacturing of living cellular products. Accellta’s unique, robust and reproducible suspension-based cell culturing systems produce billions of high quality stem cells per batch and represent a transformative step in terms of stem cell production. Accellta’s technology can deliver large quantities of high quality cells which can be an enabler for printing even large and complex tissues and organs.

“Accellta and Nano Dimension have joined forces in this initial trial to evaluate and adapt the joint potential of our technologies. We hope and believe that this will bring the mutual capabilities and know-how of both companies to create 3D bioprinting solutions that combine a high precision, high-throughput printer with dedicated bio-ink technologies, derived from stem cells,” said Dr. Itzchak Angel, Chairman and CEO of Accellta. “By enabling high precision 3D bioprinting and differentiation of stem cells into required tissues, our combined technologies have the potential to enable vast areas of development. We are very excited about these initial results and what the future holds.”

IDTechEx forecasts the market for 3D bioprinting to grow rapidly over the next decade from a market size of USD $481 million in 2014 to as much as USD $6 billion in 2024. Developments in these emerging fields are progressing at a swift pace, and the healthcare industry is clamoring to participate. The technology has tremendous value for areas such as pre-clinical drug discovery and testing, cosmetics safety testing, toxicology assays, tissue printing and ‘organs on chips’.

Advanced 3D inkjet technology, the core competence of Nano Dimension, enables rapid printing of complex multi-material objects such as those needed for next generation bioprinting. Nano Dimension’s novel capabilities, developed for its state-of-the-art 3D printed electronics technology for printed circuit boards (PCBs) may pave the way to other advanced multi-material printing domains such as 3D bioprinting. This latest development is consistent with Nano Dimension’s strategy of offering commercial solutions to help companies and partners develop innovative products through advanced 3D printing and multi-material technology.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

About Accellta

The company was founded in 2012 by the Alfred Mann Institute at Technion (AMIT) on the basis of two decades of research at the Stem Cell Center in the Technion’s Rappaport Faculty of Medicine. Amongst its shareholders are the Technion Fund, the AMIT and Horizons Ventures. Accellta specializes in innovative, high quality and cost-effective media and custom-made technologies for culturing and differentiation of human stem cells in unique 3D suspension culture systems, using bioreactors, with no animal products, no feeder cells or micro-carriers and serum-free. The company presently sells and markets several media formulations, through several agreements with major companies, as based on their proprietary patents. The potential uses of culturing and differentiation of very high quantities and densities of consistent, well-defined and homogeneous cell population are numerous, and include the development of cell-based medical therapies, research tools and methods, drug screening and development (as an alternative for animal-based assays), bio-fabrication and tissue engineering.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

For example, Nano Dimension is using forward-looking statements when it discusses collaboration with Accellta, the potential of such collaboration, the formation of a new entity for future solutions and funding for such entity. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

Hayden/ MS-IR LLC

917-607-8654

msegal@ms-ir.com